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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                            North Coast Energy, Inc.
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                              (Name of the Issuer)


            Common Stock (Ordinary Shares), par value $.01 par value
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                         (Title of Class of Securities)


                                   658649 10 8
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                                 (CUSIP Number)

                            Michael D. Wortley, Esq.
                             Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2975
                                 (214) 220-7700
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   Page 1 of 4

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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
 CUSIP NO.    658649 10 8                                  PAGE  2  OF  4  PAGES
           ------------------                                   ---    ---
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   1
         NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Range Resources Corp., formerly known as Lomak Petroleum, Inc.
                  EIN:  34-1312571
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   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)    [ ]
              (b)    [X]
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   3
         SEC USE ONLY
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   4
         SOURCE OF FUNDS

                  N/A - Sale of Securities
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   5
         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                               ..............
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   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------ --------------------------------------------------
                         7
                              SOLE VOTING POWER
      NUMBER OF
       SHARES                          577,975
    BENEFICIALLY       ------ -------------------------------------------------
      OWNED BY           8
        EACH                  SHARED VOTING POWER
      REPORTING
       PERSON                          -0-
        WITH           ------ -------------------------------------------------
                         9
                              SOLE DISPOSITIVE POWER

                                       577,975
                       ------ -------------------------------------------------
                       10
                              SHARED DISPOSITIVE POWER

                                       -0-
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11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  577,975
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12
         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                  ..............
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13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.3%
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14
         TYPE OF REPORTING PERSON

                  CO
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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
 CUSIP NO.    658649 10 8                                  PAGE  3  OF  4  PAGES
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         This Amendment No. 4 to Schedule 13D is being filed by Range Resources
Corporation ("Seller") to amend Items 7, 9, 11 and 13 of the cover page and Items 4(a), 5(a) and 5(b) of the original Schedule 13D dated August 28, 1996, as amended by Amendments No. 1, 2 and 3. Items 1, 2, 3, 4(b), 5(c), 5(d), 5(e), 6 and 7 of the original Schedule 13D, except as amended by Amendments No. 1, 2 and 3, remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the original Schedule 13D shall have the meanings assigned to such terms in the original Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         To provide cash for general corporate purposes

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Items 5(a) and (b) are hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 577,975 shares of Common Stock, which represents approximately 10.3% of the Company's outstanding Common Stock.




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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
 CUSIP NO.    658649 10 8                                  PAGE  4  OF  4  PAGES
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated April 7, 2000                       RANGE RESOURCES CORPORATION


                                          By       /s/ Rodney L. Waller
                                            ------------------------------------
                                                   Rodney L. Waller
                                                   Senior Vice President and
                                                   Corporate Secretary